SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 2003

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                SAVINGS PLAN
                            (Full title of the Plan)


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                     2 PARAGON DRIVE, MONTVALE, NEW JERSEY  07645
         --------------------------------------------------------------
                      (Name of issuer of the securities held
                       pursuant to the Plan and the address
                        of its principal executive office)



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            THE GREAT ATLANTIC & PACIFIC
                                            TEA COMPANY, INC.



Date:  June 28, 2004                        By   /s/Brenda M. Galgano
                                            ---------------------------
                                            Brenda M. Galgano
                                            Vice President and Controller

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN



                Financial Statements as of December 31, 2003 and 2002
                    and for the Year Ended December 31, 2003





                    Prepared for filing as part of the Annual
                     Return/Report of Employee Benefit Plan
                                   (Form 5500)

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN





                                 TABLE OF CONTENTS
---------------------------------------------------------------------------

                                                                       Page
                                                                       ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........        2


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  DECEMBER 31, 2003 AND 2002 ...................................        3


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 2003..........................        4


NOTES TO FINANCIAL STATEMENTS...................................        5

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
    (HELD AT END OF YEAR) ......................................       10


----------------------------------------------------------------------

           Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
June 25, 2004
Florham Park, NJ

                  THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002






                                                2003                 2002
                                            ------------        ------------
Assets:

  Investments-at fair value (Note 3)        $276,388,108        $247,487,857

    Receivables:

       Participant Contributions                 176,993                   -

       Employer Contributions                     61,150                   -
                                            ------------        ------------


    Total Assets                             276,626,251         247,487,857
                                            ------------        ------------

Liabilities:

  Accrued expenses                                  (500)             (1,125)
                                            ------------        ------------

  Total Liabilities                                 (500)             (1,125)
                                            ------------        ------------

Net assets available for benefits           $276,625,751        $247,486,732
                                            ============        ============




                    The accompanying notes are an integral
                      part of these financial statements.

                  THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                   SAVINGS PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31, 2003




                                                                     2003
                                                                ------------


Investment income:
  Net appreciation in fair value of investments (Note 3)        $ 29,012,384
  Interest income                                                  5,376,119
  Dividend income                                                  2,262,958
  Other income                                                       412,935
                                                                -------------
                                                                  37,064,396

Contributions:
  Participants                                                    15,785,232
  Employer                                                         5,179,086
                                                                ------------
                                                                  20,964,318

    Total investment income and contributions                     58,028,714
                                                                ------------


Benefits paid to participants                                     28,867,239
Administrative expenses and other                                     22,456
                                                                ------------

    Total deductions                                              28,889,695
                                                                ------------

    Net increase in net assets available for benefits             29,139,019

Net assets available for benefits:
  Beginning of year                                              247,486,732
                                                                ------------

  End of year                                                   $276,625,751
                                                                ============





                     The accompanying notes are an integral part
                           of these financial statements.

          THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
          -----------------------------------------------------------


1. PLAN DESCRIPTION

      The following description of The Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan summary plan description for a more complete description of the Savings Plan's provisions.

      The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan was formed effective January 1, 1991 by the merger of the Savings Plans of the following affiliates of the Company:

         The Borman's Employees' Savings Trust
         The Shopwell, Inc. Savings Plan for Non-Union Employees
         The Waldbaum's, Inc. Management Savings Plan, and
         The Waldbaum's Food Mart Management & Staff Deferred Salary Plan

      The employee and Company matching contributions of The Great Atlantic & Pacific Tea Company, Inc. Retirement Savings Plan ("RSP") were transferred to the Savings Plan effective September 30, 1991.

      Effective March 1, 1995, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Employees' Thrift Plan (the "Thrift Plan") into the Savings Plan. As a result of the merger, Thrift Plan investment account balances were transferred to the existing Savings Plan investment accounts.

      The Savings Plan was amended effective November 2000, resulting in changes in the investment of contributions and changes in investment options. Participants may now change their contribution rates once per month. In addition, they may change their investment options with regard to future contributions and reallocate the way existing balances are invested on any business day.

      The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement and who were (a) participants in one of the prior merged plans, unless the collective bargaining agreement specifically states otherwise, as of December 31, 1990 (September 30, 1991 for the RSP and March 1, 1995 for the Thrift Plan), or (b) completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or five years of service if under age 21 at the time of employment.

      Eligible employees have the option to contribute from 1% to 20% of their base compensation to the Savings Plan. This can be any combination of pre and post tax percentages, as long as the total of the percentages does not exceed 20% of base compensation. The Internal Revenue Service limits the maximum amount a participant may contribute, which was $12,000 for fiscal 2003. The Company matches 50% of employees' contributions up to 6% of their compensation.

      Participants direct the investment of their contributions into the plan, as discussed in Note 3, which includes various investment options offered by the Savings Plan. Employee contributions may not be allocated to the Employer Stock Fund. Participants are always 100% vested in their contributions and become fully vested in the Company's matching contributions after five years, in accordance with the following schedule:

                                                     Vesting Percentage
                                                     ------------------
              Less than 2 years                              0%
              2 years but less than 3 years                 25%
              3 years but less than 4 years                 50%
              4 years but less than 5 years                 75%
              5 years or more                              100%

      Participants receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Participants may generally withdraw unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of "financial hardship" as defined in the Plan.

      For the year ended December 31, 2003, forfeited nonvested accounts totaled $253,590. These accounts will be used to decrease future employer contributions.

      Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate for the duration of the loan. The rate equals Prime plus 1% as published in the Wall Street Journal 15 days prior to the start of the calendar quarter. Principal and interest is paid ratably through payroll deductions.






2. SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Savings Plan are as follows:

o The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

o The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

o The Plan's investments are presented at fair value using quoted market prices. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by banks, independent investment brokerage firms and insurance companies.

o         Purchases and sales of securities are recorded on a trade date basis.
          Dividends are recorded on the ex-dividend date.

o Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor, as provided in the Plan document.

o Payment of Benefits - Benefit payments to participants are recorded upon distribution.

o Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.


3.    INVESTMENTS

      The following table presents investments, all of which are publicly traded, except for the A&P Stable Value Investment. Investments that represent 5 percent or more of the Plan's net assets are separately identified by (*).






                                                                          December 31, 2003                December 31, 2002
                                                                   --------------------------              -----------------


        A&P Stable Value Investment (*)                                       $106,641,792                    106,679,754
        Dryden Stock Index Fund I (*)                                           62,314,583                     52,078,104
        PIMCO Total Return A (*)                                                21,771,481                     25,138,941
        AIM Balanced A Fund (*)                                                 20,333,156                     18,996,787
        John Hancock Small Cap Value A Fund                                     10,874,208                      7,782,833
        Amer Funds EuroPacific Growth A                                          9,503,774                      9,787,599
        MFS Massachusetts Investors Growth Stock A (*
          for 2003 only)                                                        15,313,588                      9,369,197
        Alliance Bern Growth & Income A (* for 2003
          only)                                                                 16,142,770                      9,753,736
        Lord Abbett Mid Cap Value Fund                                           5,951,391                      2,956,622
        A&P Stock Fund                                                             323,434                        329,868
        American Balanced Fund                                                   2,825,596                        605,376
        Loan Fund                                                                4,392,335                      4,009,040
                                                                              ------------                   ------------
                                                                              $276,388,108                   $247,487,857
                                                                              ============                   ============

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $37,064,396 as follows:





        Interest income - A&P Stable Value Investment                                      $5,086,833
        Interest income - other                                                               289,286
        Dividend income                                                                     2,262,958
        Other income                                                                          412,935
                                                                                           ----------
                Total income                                                                8,052,012
                                                                                           ----------

        Net appreciation in fair value of investments:
           Dryden Stock Index Fund I                                                       13,222,310
           PIMCO Total Return A                                                               188,976
           AIM Balanced A Fund                                                              2,721,370
           John Hancock Small Cap Value A Fund                                              3,536,727
           Amer Funds EuroPacific Growth A                                                  2,502,795
           MFS Massachusetts Investors Growth Stock A                                       2,355,222
           Alliance Bern Growth & Income A                                                  3,269,737
           Lord Abbett Mid Cap Value Fund                                                     930,906
           A&P Stock Fund                                                                      12,251
           American Balanced Fund                                                             272,090
                                                                                          -----------
                Net appreciation                                                           29,012,384
                                                                                          -----------
                    Net investment income                                                 $37,064,396
                                                                                          ===========




4. RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of a common collective trust and mutual funds managed by Prudential Trust Company. Prudential Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code's and ERISA's rules on prohibited transactions.


5. PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant would receive the value of his or her interest in the funds attributable to both participant and employer contributions for all years of participation.


6. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated June 19, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended to reflect the provisions required by the Small Business Job Protection Act ("SBJPA"), since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      On April 19, 2004, the Internal Revenue Service issued a new letter informing the Company that the Plan and related trust are designed in accordance with applicable sections of the Code.


           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)



                                             Description of Investment
                                             including maturity date, rate of
Identity of Issue, Borrower,                 interest, collateral, par or
Lessor, or Similar Party                     maturity value                                  Cost                 Current Value
----------------------------------           -----------------------------------      ------------------          ----------------
Wells Fargo Bank Minnesota, N.A.             A&P Stable Value Investment              $      93,624,918               $106,641,792
Prudential Mutual Funds (*)                  Dryden Stock Index Fund I                       70,453,426                 62,314,583
AIM Balanced Fund A                          AIM Balanced Fund A                             24,042,958                 20,333,156
PIMCO Total Return A                         PIMCO Total Return A                            21,666,227                 21,771,481
MFS Massachusetts Investors Growth           MFS Massachusetts Investors Growth
     Stock A                                      Stock A                                    17,139,314                 15,313,588
Alliance Growth and Income A                 Alliance Growth and Income A                    15,610,103                 16,142,770
Amer Funds Euro Pacific Growth A             Amer Funds Euro Pacific Growth A                 8,778,291                  9,503,774
John Hancock Small Cap Value A               John Hancock Small Cap Value A                  10,268,775                 10,874,208
Lord Abbett Mid Cap Value Fund               Lord Abbett Mid Cap Value Fund                   5,002,323                  5,951,391
American Balanced Fund                       American Balanced Fund                           2,578,925                  2,825,596
A&P Stock Fund (*)                           A&P Stock Fund                                     382,920                    323,434
Participant loans                            5.00% - 10.50%                                                              4,392,335







(*) Party-in-interest

                                                             Exhibit 23.1




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





We consent to the incorporation by reference in Registration Statement No. 2-92428 on Form S-8, Post Effective Amendment No. 7 to Registration Statement No. 2-59290 on Form S-8 and Post Effective Amendment No. 3 to Registration Statement No. 2-73205 on Form S-8 of our report dated June 25, 2004, appearing in the Annual Report on Form 11-K of The Great Atlantic & Pacific Tea
Company, Inc. Savings Plan for the year ended December 31, 2003.




/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, NJ
June 25, 2004

                                                               Exhibit 99.1



                Certification Pursuant To 18 U.S.C. Section 1350,
                             As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ann Marie Phillips, Vice President, Benefits and HRIS (Plan Administrator), of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




June 28, 2004                                 /s/ Ann Marie Phillips
                                              ----------------------
                                              Ann Marie Phillips
                                              Vice President,
                                              Benefits and HRIS
                                              (Plan Administrator)